Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 27, 2026

Sirs

Superintendencia del Mercado de Valores – SMV

General Intendancy of Conduct

Attention:	Alix Godos
General Intendant
General Intendancy of Conduct Supervision

Reference:	Official Letter Nº 1197-2026-SMV/11.1

Dear Sirs:

We are writing to you regarding the Official Letter of reference, through which Cementos Pacasmayo S.A.A., among others, is required to communicate, as a Material Fact, the responses to the information requests contained in said Letter.

In response to your request, we hereby submit the written response as a Material Fact, which is included as an Annex to this communication.

With nothing further to add, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 27, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

General Superintendency of Conduct Supervision

Present.-

Attention:	Alix Godos
General Superintendent
General Superintendency of Conducts Supervision

Reference:	Official Letter No. 1197-2026-SMV/11.1

Dear Sirs,

CEMENTOS PACASMAYO S.A.A. (the “Company”), with Tax Identification Number (RUC) No. 20419387658, with domicile for these purposes at Calle La Colonia N° 150, district of Santiago de Surco, province and department of Lima, duly represented by Mr. Diego Roda Lynch, identified with DNI N° 09753981, in his capacity as Stock Market Representative, respectfully states:

On March 20, 2026, the Company was notified of Official Letter No. 1197-2026-SMV/11.1 (the “Official Letter 1197”), through which the General Superintendency of Conduct Supervision (the “Superintendency”) of the Superintendency of the Securities Market (“SMV”) formulated various requests for information regarding the expenses recorded under the heading “Expenses associated with the Holcim acquisition” in the Company's Audited Financial Statements as of December 31, 2025.

Likewise, we refer to the Material Event (Hecho de Importancia) dated December 16, 2025, by virtue of which the Company informed the market that the majority shareholders of Inversiones ASPI S.A. (“ASPI”), the majority shareholder of the Company, entered into a Stock Purchase Agreement (the “SPA”) with Holcim Ltd. (“Holcim”) for the sale of 99.99% of the shares of ASPI, the holding company of the Hochschild Group and owner of 50.01% of the Company's capital stock, in favor of the Swiss corporation Holcim, under the terms and conditions established in said contract (the “Transaction”).

In that sense, within the period granted to address the points expressed in the aforementioned Official Letter, we proceed to respond to each of the aspects mentioned therein, in the order in which they were included.

REQUIREMENTS OF OFFICIAL LETTER 872, OFFICIAL LETTER 1004, AND OFFICIAL LETTER 1065.

1.	Requirement 1: Report the detail of the composition of the aforementioned “Expenses associated with the Holcim acquisition” from the 2025 Consolidated FS and Separated FS 2025 of CEMPACASMAYO, specifying the date on which each of the concepts that compose them were incurred or accrued.

The totality of the expenses recorded in the Audited Financial Statements (Consolidated and Separated) as of December 31, 2025, of the Company under the category “Expenses associated with the Holcim acquisition” (hereinafter, the “Expenses associated with the Transaction”) amount to S/ 77,625,013 and are divided in the following manner:

1.	First, the expenses related to legal, tax, and financial advisors, which amount to S/ 5,601,013 (the “Advisory Expenses”).

On this matter, as was informed through a Material Event dated March 24, 2026, in the General Shareholders' Meeting held on said date, the Company informed the shareholders present that Mr. Eduardo Hochschild Beeck, controlling shareholder of the Company, had voluntarily expressed, on the same date, his decision to pay the amount corresponding to the Advisory Expenses¹ to the Company to conclude with the discussions of which he had become aware, the respective account receivable having been registered on March 25, 2026, and said payment having been made on the same date.

2.	In second place, bonuses for Senior Management, whose total amounts to S/ 65,280,000. This category includes (i) the performance bonus of the Chief Executive Officer (CEO) and (ii) the incentive and retention bonuses for key executives (top managers).

Regarding the performance bonus of the Chief Executive Officer (CEO), this constitutes the most representative amount of this category of expenses and is stipulated in his employment contract, which was approved by the Executive Committee of the Board of Directors, the body authorized to define compensation, retention, and bonus plans for the key executives of the Company, in order to align their interests with the shareholders.

This bonus is of a remunerative/compensatory nature for the solid growth and profitability of the Company and does not constitute an indemnity or golden parachute as a consequence of the Transaction.

The incentive and retention bonuses for the top managers, which represent a smaller amount of this category of expenses, were approved by the Board of Directors in a session on November 17, 2025, as part of the costs associated with the Transaction, with the objective of ensuring the continuity and efficient administration of the team of senior executives of the Company during the transition period toward the change of control resulting from the Transaction.

The detail of the individual disaggregated amounts of this category of expenses is being reported by the Company, on the same date as this document and only to the SMV, under reserve and through the MVNet within File No. 2025054605, following the premise that this information will be treated in strict confidence as it is sensitive information concerning personal privacy, protected by the current legal and constitutional framework.

3.	Finally, within the category denominated accounting-wise as “Expenses associated with the Holcim acquisition”, an amount corresponding to a donation that the Company made in favor of the University of Engineering and Technology (UTEC) for educational purposes (scholarships and student credits) is also included, for an amount of S/ 6,744,000. Initiated in 2014, this annual disbursement reflects the Company’s commitment to supporting national education. Each instance is subject to formal approval by the Board of Directors.

In connection with the signing of the Transaction documents, the Board of Directors meeting held on November 17, 2025, approved—on an exceptional basis—the early payment of an additional donation to UTEC before the close of the 2025 fiscal year. This amount was recorded under 'Expenses associated with the Transaction,' as the controlling shareholder informed the Company that this item was specifically categorized as 'Transaction Expenses' under the SPA. Accordingly, to ensure that all non-recurring expenses related to the acquisition of Holcim Ltd. are presented comprehensively and transparently in the Financial Statements, the donation was accounted for under the line item 'Expenses associated with the Holcim acquisition.' This classification was reviewed by our external auditors, who issued an unqualified opinion.

We reiterate that, in the Company's opinion, the information relative to the Expenses associated with the Transaction was disclosed in a timely and sufficient manner to the market through the publication of the Audited Financial Statements of the Company dated February 12, 2026. In said documents, under a strict commitment to transparency and good faith, said concept was shown as an independent and separate line item, so that any investor could distinguish that the non-recurring expenses were associated with the Transaction.

It should be noted that said Audited Financial Statements were also reviewed by the Audit Committee of the Company (which is composed of independent members of the Board of Directors and which is attended by the external auditors of the Company) in a session on February 12, 2026, the same which recommended its approval to the Board of Directors, which occurred in a Board session on that same date.

In addition to this, through the Press Release corresponding to the Financial Statements of the fourth quarter of 2025 (communicated via Material Event on February 12, 2026)², the specific numerical impact of the Expenses associated with the Transaction was described in detail, both in the consolidated EBITDA and in the net profit of the Company.

In the same way, as is usual in our investor relations practice, on February 13, 2026, we held a virtual information session open to all shareholders of the Company in order to inform them about the results and main aspects of the Financial Statements of the Company, including the line item corresponding to the Expenses associated with the Transaction and its impact on the results of the Company. A transcript and recording of said session can be found at the following link:

https://storage.googleapis.com/pacasmayo_web/assets/Cementos%20Pacasmayo%204Q25%20Call%20Transcript.docx.pdf

Legal, tax, and financial advisory fees were recognized upon receipt of invoices following the completion of services, which coincided with the signing of the Transaction’s Stock Purchase Agreement (SPA) on December 16, 2025. These invoices were subsequently paid between December 16 and December 31, 2025.

Related to payment of the bonuses to Senior Management, the detail of the accrual and payment date will be reported by the Company, on the same date as the present document and only to the SMV, under reserve and through the MVNet within Case No. 2025054605, addressing the premise that this information will be treated in strict confidence as it is sensitive information, which concerns personal privacy, protected by the current legal and constitutional framework.

Likewise, we address each of the points indicated in Requirement 1 of Official Letter 1197 on pages 18 to 20, in the corresponding order:

(i)	Regarding Senior Management bonus payments, details concerning the accrual and payment dates will be reported by the Company on this same date exclusively to the SMV. This information will be submitted on a confidential basis via MVNet under Case No. 2025054605. This filing is made on the grounds that the information is sensitive and pertains to personal privacy, which is protected under the current legal and constitutional framework.

Related to the non-inclusion of the amount corresponding to the Chief Executive Officer’s bonus in the Board of Directors' agreement dated November 17, 2025, this was not necessary to the extent that the Board of Directors was aware of said amount considering that it was determined by the Executive Committee of the Board of Directors within the framework of the Chief Executive Officer’s employment contract.

(ii)	The payment of the bonus to managers other than the Chief Executive Officer occurred based on the Board of Directors' agreement of November 17, 2025, granting special bonuses to nine (9) members of the Company's management (top managers), according to what is detailed in the response to Requirement 1.

(iii)	We refer to what is indicated in numeral (ii) above.

(iv)	We refer to what is indicated in numeral (ii) above.

(v)	Regarding your inquiries as to whether technical reports were submitted to the Board for the payment of legal, tax, and financial advisors—as stated in our previous filings dated March 17, 2026—it was not deemed necessary to submit such reports for Board approval on this matter.

Furthermore, the law does not mandate external technical reports for the Board to adopt valid management resolutions. Pursuant to Article 172 of the General Corporations Act, the Board of Directors holds the management and legal representation powers necessary to administer the Company within its corporate purpose, excluding matters reserved by law or the bylaws for the General Shareholders' Meeting. Accordingly, the Board is authorized to determine management matters at its discretion and based on its business judgment, acting in its capacity as the Company's highest governing body.

Regarding the amount paid to the legal, financial, and tax advisors, we refer to what was indicated in numeral 1 above, where we indicate that said amount totals S/ 5,904,535.66, which has been paid by the controlling shareholder, Mr. Eduardo Hochschild Beeck.

(vi)	We refer to what is indicated in numeral 2 above.

(vii)	Regarding this inquiry, we refer to the Board resolution from the meeting held on November 17, 2025. In the context of the potential transfer of Inversiones Aspi S.A. shares by the controlling shareholder, the Board approved the Company’s assumption of associated expenses and bonuses, having determined that this cost structure would benefit both the Company and its shareholders. The share transfer agreement was subsequently signed on December 16, 2025, an event which triggered the payment of the Senior Management bonuses.

(viii)	Question I.9 of Principle 6 of the Corporate Governance Report corresponding to the years 2024 and 2025 refers specifically to “Indemnity agreements for executives / officials as a consequence of changes following a takeover and/or corporate reorganization”.

In this regard, the bonuses agreed upon and granted do not constitute “indemnity agreements”. “Indemnity” is a payment made to remedy or compensate for a harm, which does not correspond to the bonuses in question. Therefore, to our understanding, the answer to the previously indicated question of the Corporate Governance Report in the case of the Company should have been negative, as in effect it was.

On the other hand, there are no agreements that have the effect of reducing the free cash flow of the Company, the income, and its equity that require being reported to the market and have not been so.

(ix)	The Company maintains that the bonus paid to the Chief Executive Officer is proportionate with his performance in successfully leading the Company’s expansion and profitability during his administration.

Under Principle 24 of the Code of Good Corporate Governance for Peruvian Corporations, Senior Management compensation includes fixed and variable elements, the latter of which accounts for corporate results, responsible risk-taking, and the fulfillment of strategic goals.

In this regard, the Board of Directors authorized the CEO's bonus on November 17, 2025, in accordance with his employment agreement and the recommendations of the Executive Committee.

As noted in the Board minutes, the addition of Holcim Ltd. as a shareholder is viewed as a strategic opportunity to strengthen the Company’s competitive position. Potential benefits include the consolidation of operating synergies, optimization of the equity structure, and the utilization of economies of scale, thereby maximizing shareholder value through the partnership with the world's largest global cement producer.

Furthermore, the share transfer of Inversiones Aspi S.A. to Holcim Ltd. imposes a legal obligation on the latter to launch a Public Tender Offer (OPA) directed at all other shareholders, in compliance with the Securities Market Law and the Regulation of Public Tender Offers and Purchase of Securities by Exclusion. Under these Regulations, shareholders have the option to tender their shares at the legally established price.

It follows that the admission of the new shareholder provides a tangible benefit to the Company's shareholders, whether they decide to maintain their investment or exit via the OPA.

Given these factors and the resulting value enhancement, the Company considers the bonuses awarded to Senior Management to be justified and commensurate with established corporate governance standards.

The agreement with the Chief Executive Officer regarding the bonus payment is fully lawful. As stated in our response to Official Letter No. 1004-2026-SMV/11.1 (“Official Letter 1004”), the underlying contractual agreement was negotiated, settled, and executed by Company representatives holding the requisite authority to enter into valid and binding obligations.

We maintain that no violation has occurred regarding Subsections (a) and (b) of Article 53 of the Single Ordered Text (T.U.O.) of the Securities Market Law.

Literal a) of article 53 of the T.U.O. of the Securities Market Law establishes that “directors and managers are prohibited from receiving in loan money or assets of the Company, or using for their own benefit, or of those who have a relationship with them, the assets, services or credits of the Company, without having authorization from the Board of Directors”. In this case, no loan has been made in favor of the directors and managers of the Company, nor have they used assets, services or credits of the same.

Neither is literal b) of article 53 of the T.U.O. of the Securities Market Law applicable to the present case, according to which “directors and managers are prohibited from making use of their position to, by any other means and to the detriment of the social interest, obtain undue advantages for themselves or for persons with whom they have a relationship”. In this case, neither the directors nor the managers have made use of their positions to obtain undue advantages, of any nature, to the detriment of the social interest. The payment of the corresponding bonuses was submitted to the approval of the Board of Directors, as the highest management body of the Company, with the abstention of the Chief Executive Officer in his capacity as director.

Regarding the Board resolution of November 17, 2025, it was adopted in full compliance with the General Corporations Act and within the scope of the Board's legal authority. The resolution met all quorum and majority requirements, with Mr. Humberto Nadal del Carpio, Ms. Ana Sofía Hochschild Correa, and Mr. Eduardo Hochschild Beek abstaining from the relevant items. Consequently, the resolution complied with Articles 168, 169, 172, and 180 of said Act, effectively preventing any potential conflicts of interest

4.	Requirement 2: Report on the nature of said expenses or what each of such expenses is.

In accordance with the Board of Directors' resolution dated November 17, 2025, and the justifications provided throughout this response, the Transaction-related expenses constitute legitimate obligations of the Company.

Likewise, as we have indicated in our response to Official Letter 1004, the accounting record of the Expenses associated with the Transaction in the category “Other operating expenses, net” of the Audited Financial Statements of the Company responds to the accounting policy of the Company and to the fact that said expenses do not constitute investment activities, nor do they correspond to financing costs, nor do they fit into other normative categories (taxes or discontinued operations), and therefore must be recorded accounting-wise as “operating expenses”. According to the residual and comprehensive focus of the operating category, reinforced by IFRS 18, which establishes that the category of “operating expenses” includes all income or expense that does not correspond to the investment or financing categories, these disbursements must be recognized as part of the operating performance of the corresponding period.

5.	Requirement 3: Report on the reasons for which each of the concepts of said expenses (the composition of the response to numeral 1), have been recognized in the accounting and in the Financial Statements (FS) of CEMPACASMAYO, which is the target company or that which is going to be purchased as a result of the negotiations between the majority shareholders of ASPI S.A. and Holcim Ltd.

(i)	Regarding the rationale for recording 'Transaction Expenses' as Company expenditures, this classification is based on the Board of Directors' approval during the session held on November 17, 2025. As reflected in the minutes of that session, the Board determined that these expenses inure to the benefit of the Company and all its shareholders.

Notwithstanding the foregoing, with respect to the professional fees paid to legal, financial, and tax advisors, we refer to the information provided in our response to Requirement 1, Item 1. As noted therein, the total amount of S/ 5,904,535.66 was voluntarily settled by the controlling shareholder, Mr. Eduardo Hochschild Beeck.

(ii)	Regarding your inquiry about the date on which the corresponding agreements were adopted and when they were reported as material events (hechos de importancia), we present the following:

a.	By way of a Board resolution adopted on September 9, 2025, the potential Transaction was classified as confidential information. This resolution was filed with the SMV as a Confidential Event on the same date.

b.	Per the Board resolution of November 17, 2025, the Company authorized the assumption of transaction-related costs. It was the Company’s assessment that this resolution did not meet the criteria for an autonomous Material Fact, insofar as it did not result in a significant modification of the Company's financial or equity standing, nor was it deemed likely to influence the investment judgment of a reasonable investor.

Under the Regulation of Material Facts (Resolution SMV No. 005-2014), the issuer is responsible for conducting a materiality assessment. This evaluation integrates quantitative and qualitative criteria as outlined in the "Guidance for the Oversight of the Material Events Regime." Notably, the regulations do not require a written technical report to validate the issuer’s conclusion on materiality.

c.	Finally, on December 16, 2025, the signing of the SPA was formally disclosed to the market as a Material Fact.

(iii)	The Board resolution authorizing the Company’s assumption of Transaction-related expenses was adopted on November 17, 2025. We refer to the information previously provided in Section (v) of our response to Requirement 1 for additional details.

(iv)	We refer to our response in numeral (iii) above.

(v)	We refer to our response to Item 2 of Requirement 1. Notwithstanding the foregoing, the Company is submitting exclusively to the SMV—on a confidential basis via MVNet under Case No. 2025054605—a third-party document. This document verifies the existence of the Chief Executive Officer’s employment contract, which serves as the basis for the bonus paid to him, and outlines the primary conditions governing said bonus.

(vi)	We refer to what was indicated in the preceding numerals, as well as our responses to Official Letter 1004 and Official Letter No. 1065-2026-SMV/11.1 ("Official Letter 1065").

6.	Requirement 4.

As previously outlined in our response to Official Letter 1004 regarding payments to legal, tax, and financial advisors, the Company only recognized these payment obligations upon the public disclosure of the Transaction on December 16, 2025, at which point it proceeded to settle the invoices issued in its name. Notably, prior to that date, knowledge regarding the Company’s assumption of these expenses was restricted to the directors who adopted the November 17, 2025 resolution. These individuals were explicitly included in the list of persons with access to confidential information (the 'Annex') filed with the SMV on September 9, 2025.

7.	Requirement 5.

We refer to the information and documentation indicated in the present writing and in our previous response writings to Official Letters 1004 and 1065. To date, we do not have additional supporting documentation other than the report of the external auditors to our Financial Statements for the 2025 fiscal year, which was issued without reservations.

8.	Requirement 6. The supporting documentation of your comments and/or manifestations made in relation to this requirement.

We refer to the information and documentation indicated in the present writing and in our previous response writings to Official Letters 1004 and 1065.

9.	Requirement 7: Regarding the audit procedures applied by EY to the cited "Expenses associated with the Holcim acquisition”

Regarding the audit procedures applied by the firm EY in its review of the Financial Statements of the Company corresponding to the 2025 Fiscal Year, we refer to what was stated by said auditing firm in its report: "We performed our audit in accordance with the International Standards on Auditing (ISAs) approved for application in Peru by the Board of Deans of Colleges of Public Accountants of Peru."

To our understanding, EY complied with adequately applying the audit procedures and practices in its review of our Financial Statements corresponding to the 2025 Fiscal Year.

10.	Requirement 8: The supporting documentation of your comments and/or explanations regarding the lack of communication of the HOLCIM EXPENSES as an autonomous material fact.

Reference is made to our response to Requirement 8 of Official Letter 1004. As stated therein, the Company maintains that the Board resolution of November 17, 2025—authorizing the assumption of Transaction-related expenses—did not, and does not, constitute a stand-alone Material Event. This is based on the determination that the resolution is incidental to the primary transaction and does not meet the materiality thresholds established by the Regulation of Material Events.

11.	Requirement 9: Attach all supporting documentation that evidences and backs your responses or statements.

All relevant information has been reported and submitted in this letter and in our preceding letter submitted as material events.

REITERATION of the "NEW REQUIREMENTS OF OFFICIAL LETTER 1004" AND NEW REQUIREMENTS.

1.	As we have previously explained, the accounting record of the Expenses associated with the Transaction in our Separate Annual Financial Statements and Consolidated Annual Financial Statements of the 2025 fiscal year has been carried out correctly and in accordance with the applicable IFRS.

This has been validated by the external auditors of the Company, who issued a report without observations.

2.	As detailed in our previous responses to the SMV’s various information requests, we maintain that the Company’s payment of Transaction-related expenses is neither contradictory to, nor does it adversely affect, our adherence to good corporate governance practices or our Code of Conduct.

In our view, no conflict of interest has arisen involving the Company’s shareholders or its external auditors. Notably, the Board’s approval of these expenses was conducted in full compliance with corporate governance standards, with Mr. Humberto Nadal del Carpio, Ms. Ana Sofía Hochschild Correa, and Mr. Eduardo Hochschild Beeck recusing themselves from the relevant agenda items.

Regarding the audit firm EY, we refer to the details provided in Section 4.2 (page 26) of our response to Official Letter 1004. As part of that filing (Annex 3), we submitted EY’s formal declaration confirming their compliance with independence guidelines during the provision of tax advisory services to the Company.

3.	We refer to what was indicated in numeral (x) of Requirement 1.

4.	We refer to what was indicated in numeral 4.4 (page 28) of the response writing to Official Letter 1004, as well as to what was indicated in numeral (x) of Requirement 1 in the present writing.

5.	The engagement of the firm performing the Company's external audit is consistently conducted in compliance with applicable regulatory standards and best auditing practices.

The provision of non-audit services by EY is subject to individual assessment and approval by the Audit Committee. Composed of independent Board members, the Committee’s key responsibilities include: (i) monitoring internal control systems and identifying deficiencies; (ii) supervising compliance with legal and regulatory obligations; and (iii) defining selection criteria for both external and internal auditors.

Furthermore, in accordance with our record-keeping policies, we will submit directly to the SMV via MVNet all relevant information regarding services provided by EY to the Company and its subsidiaries over the past six (6) years.

6.	In addition to the communications from Prima AFP, AFP Hábitat, AFP Integra, and Profuturo AFP, the Company received a single shareholder inquiry via email on February 13, 2026. This inquiry concerned the nature of the "Transaction Expenses" and their impact on Company results; it was addressed via telephone on February 23, 2026.

Shareholder queries were also addressed during the virtual information session on February 13, 2026. A transcript and recording of this session are available at the following link:

https://storage.googleapis.com/pacasmayo_web/assets/Cementos%20Pacasmayo%204Q25%20Call%20Transcript.docx.pdf

No further communications have been received.

7.	During the Annual Mandatory General Shareholders' Meeting, the Company provided an explanation regarding the information requests submitted by the SMV and the AFPs concerning the Financial Statements. Inquiries from attending shareholders, including the four (4) AFPs, were comprehensively addressed. In this context, the matters detailed in Items 1 through 3 of Requirement 1 were discussed, re-emphasizing the Transaction’s benefits for the Company and its shareholders as a whole.

8.	The Company has published the corresponding Form 6-K reports on the website of the Securities and Exchange Commission (SEC) and on its own website, in accordance with the links indicated below.

•	Information on the signing of the SPA (material fact of December 16, 2025).

https://www.sec.gov/Archives/edgar/data/1221029/000121390025121918/ea0269838-6k_cementos.htm

https://app.quotemedia.com/data/downloadFiling?webmasterId=103074&ref=319646732&type=HTML&symbol=CPAC&cdn=5df87c048056f91450603d3bc680b53d&companyName=Cementos+Pacasmayo+S.A.A.+American+Depositary+Shares+%28Each+representing+five%29&formType=6-K&formDescription=Report+of+foreign+private+issuer+pursuant+to+Rule+13a-16+or+15d-16+under+the+Securities+Exchange+Act+of+1934&dateFiled=2025-12-16

•	Official Letter 1065 and response to it:

https://www.sec.gov/Archives/edgar/data/1221029/000121390026031350/ea0282449-6k_cementos.htm

https://app.quotemedia.com/data/downloadFiling?webmasterId=103074&ref=319886128&type=HTML&symbol=CPAC&cdn=a5395e3099bb3fe7e58466c9a395a3e7&companyName=Cementos+Pacasmayo+S.A.A.+American+Depositary+Shares+%28Each+representing+five%29&formType=6-K&formDescription=Report+of+foreign+private+issuer+pursuant+to+Rule+13a-16+or+15d-16+under+the+Securities+Exchange+Act+of+1934&dateFiled=2026-03-19

•	Official Letter 1004 and response to it:

https://www.sec.gov/Archives/edgar/data/1221029/000121390026031482/ea0282476-6k_cementos.htm

https://app.quotemedia.com/data/downloadFiling?webmasterId=103074&ref=319886225&type=HTML&symbol=CPAC&cdn=4d95090026359f783fb10d33daa40937&companyName=Cementos+Pacasmayo+S.A.A.+American+Depositary+Shares+%28Each+representing+five%29&formType=6-K&formDescription=Report+of+foreign+private+issuer+pursuant+to+Rule+13a-16+or+15d-16+under+the+Securities+Exchange+Act+of+1934&dateFiled=2026-03-19

It should be noted that in the links where Form 6-K reports on Official Letter 1065 and 1004, a copy of Official Letters 1004 and 1065 is included, as well as the letters from the AFPs, published as material events on March 13, 2026.

The Company has reported to the Securities and Exchange Commission of the United States of America all information that is required in accordance with the securities regulations applicable in the United States of America.

9.	We understand that Holcim Ltd. is aware of the information that comprises the "Expenses associated with the Holcim acquisition" contained in the Audited Consolidated Financial Statements and in the Audited Separate Financial Statements of Cementos Pacasmayo S.A.A. closed as of December 31, 2025. The Company is unaware of any official statements or public pronouncements issued by Holcim Ltd., or any entity within its corporate group, regarding this matter

10.	Regarding the rights of the Company, in accordance with the Political Constitution of Peru and other applicable laws, the Company has rights of defense and due process, as well as to question administrative acts regarding those that it does not find compliant.

This submission is respectfully presented, reaffirming our commitment to cooperate fully with the SMV’s supervisory functions and to maintain transparency within the securities market

11.	Regarding the supporting documentation, we refer to all the information and documentation submitted in our previous letters and in the present letter.

Likewise, we consider that no clarifications or additional documentation are required for the information contained in the present communication and our communications dated March 3, 2026, responding to the inquiries formulated under Official Letter No. 872-2026-SMV/11.1 and the two communications of March 17 responding to Official Letter 1004 and 1065. The Company categorically clarifies that this statement is inaccurate. During the Annual General Meeting (AGM) held on March 24, 2026, following the thorough resolution of inquiries from the four AFPs holding common shares, said entities abstained from voting on the approval of the 2025 Financial Statements. Pursuant to the General Corporations Act, shareholders who abstain are not entitled to challenge such resolutions; therefore, any contest of these agreements would be legally inapplicable

We request that you take the above into account and consider the information requirements sent to the Company as resolved.

Without further matter, we remain yours truly.

Sincerely,

Cementos Pacasmayo S.A.A.

Diego Roda Lynch

Stock Market Representative

PERÚ | Ministerio de Economía y Finanzas | SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Firmado Digitalmente por: GODOS GARCIA Alix Fernando FAU 20131016396 soft Fecha: 20/03/2026 16:53:17

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

San Isidro, March 20, 2026

OFFICIAL LETTER Nº 1197-2026-SMV/11.1

Mr.
Humberto Nadal del Carpio
Chief Executive Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia Nº 150, Urbanización El Vivero, Surco
Present.-

Ref.: (1) 02 Material Events dated 03/17/26[1]
(2) Requirements of Official Letter No. 1004 and 1065-2026-SMV/11.1 dated 03/11/26 and 06/13/26
(3) Reserved Material Event dated 09/09/25
(4) Material Event dated 12/16/26[2]
(5) Material Event dated 12/22/26[3]
(6) Material Event dated 03/03/26[4]
(7) Material Events dated 03/13/26[5]
Expedient No. 2025054605

We are addressing you in relation to the 02 material events (1) of the reference (hereinafter, **HI-17/03/26**) released by Cementos Pacasmayo S.A.A. (hereinafter, **CEMPACASMAYO**), in response to the requirements (2) of the reference, regarding the recognition of **operating expenses for several tens of millions**, specifically for **S/ 77.6 Million** and S/ 75.9 Million, under the concept of **"Expenses associated with the Holcim acquisition"** (hereinafter, **HOLCIM EXPENSES**), in its 2025 Audited Consolidated Annual Financial Statements (2025 Consolidated EEFF) and in its

[1] HI-17/03/26. See Links:
https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={202BFF9C-0000-CF1C-A2E4-738EB046770F} y https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={B02BFF9C-0000-C018-B7D0-15A9C6752155}

[2] HI-16/12/25. See Links:
https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={F0AD259B-0000-C010-A60A-03D8F3040112}

[3] HI-22/12/25 at web link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={E0E3479B-0000-CF14-8561-BD75031B9CE7}

[4] HI-03/03/26, in Expedients No. 2026011818 and No. 2026011768. See web links:
https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={400BB69C-0000-C113-987B-7872D040A94A}

[5] HI-13/03/26, en los Expedientes N° 2026011818 y N° 2026011768. Ver enlaces web:
https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={B062E99C-0000-C612-AA92-E95886005C30} y https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={E0D6E89C-0000-C715-9326-47B65DD0F682}

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PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” 2025 Audited Separate Annual Financial Statements (2025 Separate FS) ⁶ , respectively. In this regard, it is necessary to reiterate that from the review of the HI - 17 / 03 / 26 , submitted in response to the information requirements of Official Letter No . 1004 - 2026 - SMV/ 11 . 1 and 1065 - 2026 - SMV/ 11 . 1 (hereinafter, OFFICIAL LETTER 1004 and OFFICIAL LETTER 1065, respectively), CEMPACASMAYO may have failed to observe the fundamental principles and duties of transparency of information and protection of investors, which are crucial in the securities market; the Good Corporate Governance principles of Equal Treatment of Shareholders and Transparency of Information; nor would it have complied with current regulations applicable to the regime of material events, which is fully known by CEMPACASMAYO, and which has been cited in both official letters and is mentioned in this Official Letter. ⁷ This is because CEMPACASMAYO has not provided all the relevant information that was requested through OFFICIAL LETTER 1004 and OFFICIAL LETTER 1065 , and regarding the information it has disclosed, it is not sufficient, it is not clear, and it generates confusion because it is manifestly contradictory and inexact . This has been explained in OFFICIAL LETTER 1004 and must be corrected promptly, without prejudice to the determination of responsibilities and administrative measures as may be appropriate . It is worth highlighting again that the controlling shareholder of CEMPACASMAYO is Inversiones Aspi S . A . (hereinafter, ASPI), owner of 50 . 01 % of the common shares with voting rights of CEMPACASMAYO ; and ASPI is in turn controlled by Mr . Eduardo Hochschild Beeck (hereinafter, Mr . Hochschild), who owns 99 . 99 % of the participation in said company . Likewise, it should be noted that you, Mr . Humberto Nadal del Carpio, according to the information provided by CEMPACASMAYO, have been a Board member of the cement company since 2008 and CEO since 2011 , that is, for 19 and 15 years, respectively ; and you have been a Board member of ASPI since at least 2013 and CEO and/or Legal Representative of ASPI since 2008 . As indicated in Official Letter No . 7312 - 2025 - SMV/ 11 . 1 dated December 17 , 2025 , you, Mr . Nadal, by holding the position of CEO in both CEMPACASMAYO and ASPI, have access to and have full knowledge of all information of both companies ; and all the more so if you have also been Board member — simultaneously and continuously in both companies — for at least 14 years . In the same way, we reiterate that on December 16 , 2025 , CEMPACASMAYO communicated as a material event (hereinafter, HI - 16 / 12 / 25 ) : ( ... ) according to what we have been informed, the majority shareholders of Inversiones ASPI S . A . , and Holcim Ltd . have signed a share purchase agreement (Share Purchase Agreement), subject to certain conditions precedent, for the sale of 99 . 99 % of the shares of Inversiones ASPI S . A . , holding company of the Hochschild Group, owner of 50 . 01 % of the capital stock of Cementos 6 In this document, emphasis and underlining of transcribed and drafted texts have been added. OFFICIAL LETTER 872 at web link: 7 https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={500BB69C - 0000 - CB10 - A4A9 - 5AEE808510D3} Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 2 de 25

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 3 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” Pacasmayo S . A . A . (the "Company"), in favor of the Swiss corporation Holcim Ltd . (the "Holcim Group"), under the terms and conditions established in said contract ( the "Transaction" ) . ⁸ In view of this information, the SMV has been formulating information requirements : Official Letter No . 7312 - 2025 - SMV/ 11 . 1 dated December 17 , 2025 (hereinafter, OFFICIAL LETTER 7312 ), Official Letter No . 872 - 2026 - SMV/ 11 . 1 dated February 27 , 2026 , OFFICIAL LETTER 1004 , and OFFICIAL LETTER 1065 . Subsequently, it should be noted that in response to said requirements, CEMPACASMAYO has released the material events of December 22 , 2025 (HI - 22 / 12 / 25 ) ; of March 03 , 2026 (HI - 03 / 03 / 26 ) ; and the 02 HI - 17 / 03 / 26 . The SMV ratifies what was indicated in OFFICIAL LETTER 1004 and OFFICIAL LETTER 1065 , in the sense that it has the duty and obligation to protect the rights of the more than 10 million people who have pension funds in the Private Pension System (SPP) — managed by the 04 AFPs authorized by the Superintendency of Banking, Insurance, and AFP - SBS (AFP HABITAT, AFP INTEGRA, PRIMA AFP, and PROFUTURO AFP), who have invested in approximately 20 % of the common shares with voting rights of CEMPACASMAYO ; and of the 10 thousand minority shareholders of CEMPACASMAYO ; to receive financial and non - financial information from CEMPACASMAYO that complies with the requirements of truthfulness, sufficiency, and timeliness , which is a compulsory legal mandate established in Article 10 of the Single Ordered Text of the Securities Market Law, Legislative Decree No . 861 , approved by Supreme Decree No . 020 - 2023 - EF (hereinafter, TUO LMV) ; and therefore, the SMV has the legal duty and obligation to exercise its legal competencies so that CEMPACASMAYO complies with the Law . It is worth noting that, upon the request of the SMV to CEMPACASMAYO, the letters from AFP PRIMA dated March 02 , 2026 , AFP HABITAT dated March 12 , 2026 , AFP PROFUTURO dated March 16 , 2026 , and AFP INTEGRA dated March 17 , 2026 , have been released as material events — in HI - 13 / 03 / 26 and HI - 17 / 03 / 26 — ; in which all of them request information from CEMPACASMAYO regarding the S/ 77 . 6 Million of the HOLCIM EXPENSES , questioning said payments, stating that no support has been provided to them, among other indications and facts that generate new questions and evidence regarding the lack of transparency of the information and the lack of protection for investors . It is noteworthy that in the Letter from AFP PROFUTURO : IMAGE A 8 HI - 16/12/25. See link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc={F0AD259B - 0000 - C010 - A60A - 0 3D8F3040112}

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 4 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” And at this point it is necessary to ask the following question: In that conference call, which was likely recorded, on February 13 , 2026 , between Mr . Nadal, CEO and Board member of CEMPACASMAYO, and the AFPs, were you transparent and did you inform the AFPs that the majority of the S/ 77 . 6 Million of the HOLCIM EXPENSES was an expense for the payment of a bonus in your favor ? And if you did indeed inform them, why did AFP PROFUTURO state that the decision for those payments had no further support than what you told them verbally? And if you did not inform them, why did you not do so? It is noted, then, that the information provided by CEMPACASMAYO regarding the HOLCIM EXPENSES would not have been truthful, complete, nor timely ; even for the AFPs, who are professional and highly sophisticated investors by definition — a situation that, naturally, has had a much greater negative impact when dealing with other investors, as well as minority investors . The mission of the SMV is to ensure the principles of transparency of information and investor protection. In this vein, the contents of OFFICIAL LETTER 1065 are reaffirmed and highlighted, in the sense that Article 2 , Numeral 4 of the Constitution guarantees the right of individuals to receive truthful information . This right is the foundation of trust in the Peruvian financial and economic system, which includes the Peruvian securities market . Furthermore, pursuant to Grounds 36 and 37 of the Constitutional Court Judgment Exp . 00009 - 2014 - PI/TC, the Court has ruled stating that transparency is a constitutional guarantee that requires securities market companies to provide truthful, sufficient, and timely information ; and that "transparency is reflected in the information available in the securities market to investors under equal conditions . " Accordingly, it must be clearly established that no person — and much less a securities issuer, as is the case of CEMPACASMAYO — should or can impair the fundamental right of individuals to truthful information, established in Article 2 , Numeral 4 of the Constitution, the protection of which in the securities market has been ratified by the Constitutional Court as a sine qua non condition for the validity of the economic public order . Therefore, the fundamental right of every person to receive truthful information and the Duty of Transparency have constitutional supremacy and are protected by Law. On the other hand, without prejudice to what is indicated in this document: Regarding the statements of CEMPACASMAYO in its 02 material events HI - 17/03/26, it is necessary to indicate the following: I. REGARDING THE PRELIMINARY QUESTION OF CEMPACASMAYO ON THE OVERREACHING OF SMV POWERS 1. CEMPACASMAYO seeks to characterize the SMV's requirement for the reversal of the S/ 77 . 6 Million in HOLCIM EXPENSES as a « corrective measure » or as an « overstepping of the SMV's authority » that encroaches upon its autonomy — an argument that is untrue and/or incorrect, given that the SMV has not issued an administrative act for a corrective or sanctioning measure, but rather has been exercising its supervisory power to comply with its duties and obligations to ensure the transparency of information and for the protection of the investor, which are legal mandates established in Article 1 of the Concorded Single Text of the Organic Law of the SMV, approved by Decree Law No . 26126 (hereinafter, TUO

PERÚ Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 5 de 25 Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” Organic Law) ; and in Articles 1 , 7 , and 10 of the TUO LMV . Mainly due to these legal mandates, everyone knows that the financial statements and accounting records of an issuer with securities registered in the Public Registry of the Securities Market - RPMV (Issuer) are "public goods" and not "private management acts" ; they are acts that must comply with the applicable legal standard, that is, those financial statements and records must fully comply with IFRS ; and thereby the duty and obligation of transparency is also fulfilled regarding the truthfulness and sufficiency of the information prepared from those records . In this way, when CEMPACASMAYO registered as its own expense an obligation that legally corresponds to its controlling shareholder (ASPI), it would have breached IFRS and would have disclosed inaccurate or false information in the securities market, damaging its transparency and integrity ; and the protection of investors, including of course a potential harm to the 10 million affiliates to the SPP and its 10 thousand shareholders . In that line, the SMV's requirement to "reverse" the tens of millions of HOLCIM EXPENSES and restore the EBITDA and/or its cash — that is, to proceed with the accounting records in strict observance of IFRS — is the exercise of what is provided for in the cited legal provisions and what is provided for in numeral 27 . 1 of Article 27 of the Regulation of Material Events and Reserved Information, approved by SMV Resolution No . 005 - 2014 - SMV/ 01 (hereinafter, HI Regulation) . The SMV has not indicated or ordered the Company what to spend on ; it has required it to comply with the legal provisions and with IFRS and to correctly record who is the true debtor of the disbursements it has indicated it made . Thus, it is highly striking that CEMPACASMAYO, which proclaims in its Code of Conduct that compliance with the Constitution and all current legal regulations (among which are the IFRS) is mandatory for all members of its organization and its subsidiaries, and that ignorance of the law does not exempt from its compliance ; questions and argues that the SMV — which is the authority of the securities market, with legal competencies to regulate and supervise it, and to safeguard the transparency and truthfulness of the information disclosed in said market — does not have the legal power to require the correction of its accounting records and/or financial statements that contain inaccurate information, which essentially hollows out public supervision and the economic order . In effect, rectifying financial information that contains material misstatements is a legal obligation of every Issuer, including CEMPACASMAYO . Furthermore, ASPI as a controlling shareholder with more than 50 % of common shares with voting rights will be able to exercise all its power to approve the 2025 Audited Separate and Consolidated Annual Financial Statements at the Annual Shareholders' Meeting called for March 24 and 31 , 2026 , but such approval in no way implies, that said financial statements no longer contain or would no longer contain inaccurate information and/or material misstatements .

PERÚ Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 6 de 25 Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” In this line of reasoning, requiring the correction of information containing material misstatements or inaccuracies is not an act of state intervention ; therefore, all assertions or arguments to that effect lack foundation and would be fallacious . 2. The action of the SMV to require the aforementioned reversal or rectification not only has an administrative character and is protected by the cited Laws, but is also Constitutional . Indeed, as noted in OFFICIAL LETTER 1065 , numeral 4 of article 2 of the Constitution guarantees the right of every person to receive truthful information . This guarantee and fundamental right is the cornerstone of the Peruvian economic system . Without truthful information, efficient price formation does not exist and investor confidence is destroyed . Furthermore, pursuant to STC Case No . 00009 - 2014 - PI/TC (Grounds 36 and 37 ), transparency is a Constitutional Guarantee that requires securities market companies to provide 'truthful, sufficient, and timely' information . The Court establishes that transparency allows investors to operate under equal conditions . Thus, by not revealing that this is a real benefit for ASPI under the appearance of an expense for CEMPACASMAYO, the cement company breaches this equality and violates the Constitution . 3. The "freedom of enterprise" invoked by CEMPACASMAYO finds its insurmountable limit in the Social Function, the Public Interest, and the Integrity and Transparency of Information in the Securities Market . Public Order prevails over Private Interest ; that is, the general welfare, the right to receive truthful information, the protection of investors, and the intangibility of pension funds, among other interests of general concern for this specific case, prevail over individual desires or rights . In that line, it is not legitimate and lacks legality for private parties, under their "freedom of enterprise," to adopt and execute agreements that violate mandatory rules or norms that protect the common good . In this case, we are not facing a private dispute or controversy . The SMV, as an Entity of the Peruvian State and as the Authority of the Securities Market, is acting in defense of the right of the aforementioned more than 10 Million people who own the pension funds of the SPP (SPP) — who are in turn owners of 10 % of the shares of CEMPACASMAYO — and of the referred 10 , 000 minority shareholders, to receive truthful information from the cement company . EBITDA, Revenue, and Operating Income are not abstract figures ; they are factors that, for the purposes of financial analysis or the valuation of a company, are determinant . Thus, by reducing revenue or profit with expenses that actually belong to its controller ASPI, CEMPACASMAYO would be affecting what the funds can receive, in the form of dividends and therefore would be damaging the equity of those 10 million people .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 7 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” We reiterate that in Article 1 of the TUO Organic Law, and in Articles 1 , 7 , and 10 of the TUO LMV, legal mandates are established that impose on the SMV the unavoidable duty and obligation to ensure the transparency of information and investor protection . These legal mandates are superior, preferential, and prevail over any internal policy of CEMPACASMAYO, as they seek to prevent the abuse of rights by its controlling shareholder, among others . II. REGARDING THE PRELIMINARY QUESTION OF CEMPACASMAYO ON DUE PROCESS, IMPARTIALITY, AND RIGHT OF DEFENSE 1. ADDUCING THAT IT IS A SANCTIONING PROCEDURE AS A SHIELD FOR OPACITY In this point, CEMPACASMAYO attempts to construct a procedural challenge, indicating an alleged violation of Due Process and Impartiality, erroneously interpreting that the SMV, with its requirements, has issued "pre - judgments" or an "advance of opinion . " These arguments and/or challenges by CEMPACASMAYO are legally unsustainable for the following reasons : a. Organic Differentiation of Powers : The SMV possesses two distinct powers that are exercised by different and autonomous bodies : the Supervisory/Inspection Power (aimed at prevention and immediate transparency, exercised by the Superintendency of Supervision - IGSC) and the Sanctioning Power (aimed at the punishment of infractions, not exercised by the IGSC) . OFFICIAL LETTERS 1004 and 1065 , and other request letters, fall within the former . b . The Duty of Technical Warning : Indicating that financial information is "inaccurate" is not a prejudice ; it is an objective technical conclusion derived from the application of IFRS . The impartiality of the administration does not consist of blindness to a material misstatement, but in the rigorous application of the Law and other regulations . If the supervisor detects that EBITDA, revenue, or profits have been reduced by expenses that correspond to the controlling shareholder ASPI (a third party), their silence could constitute an omission of functions and a lack of due diligence toward the market . c. Inexistence of Material Sanction : Requiring the rectification of a financial statement is not a sanction ; it is a requirement for regulatory compliance . A sanction punishes conduct ; rectification aims to restore the legality of the information . Confusing both would b e a n attempt b y CEMPACASMAYO aimed at "judicializing" technical supervision to delay the revelation of the financial truth or to prevent the exercise of supervisory powers, a m o n g other impacts .

REGARDING THE PRELIMINARY QUEST ION O F CEMPACASMAYO ON DUE PROCESS, IMPARTIALIT Y, AND RIGH T O F DEFENSE Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 8 de 25 PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” 2. TRUTH IS THE PREFERENTIAL AND SUPERIOR RIGHT As has been pointed out, the "freedom of enterprise" and "management autonomy" invoked by CEMPACASMAYO are not absolute rights . In a Democratic State of Law, these are superseded by the Economic Public Order : a. In numeral 2 . 4 of article 2 of the Constitution, the fundamental right of individuals to receive truthful information is guaranteed . This right is the support of trust in the financial system . An issuer like CEMPACASMAYO, which is listed on the stock exchange, does not "possess" its accounting and financial statements privately . Its financial information is a public good necessary for price formation, for the transparency of information, and for the protection of investors . b. Doctrine of the Constitutional Court (STC 00009 - 2014 - PI/TC) : The supreme interpreter of the Constitution has established that the transparency of issuers in the securities market is a guarantee of mandatory provision . Therefore, the SMV does not have an "opinion" on the financial statements released by CEMPACASMAYO, but rather protects the right of investors to have truthful information and not to be led into error . c. The Protection of more than 10 Million people of the SPP : The SMV's mandate has a rank of social urgency . Since the equity of these people who are affiliated with the SPP is at stake — who are owners by Law of 20 % of the shares of the cement company — the SMV complies with its legal duties to defend against an impact on said equity . Any procedural delay in the rectification of EBITDA and in the CEMPACASMAYO dividends to be distributed among its shareholders (the pension funds) would imply a risk for them . 3. ANALYSIS OF THE NON - RATIONALITY OF THE OPERATING EXPENSE CEMPACASMAYO argues that the "HOLCIM EXPENSES" generate long - term value . As noted in OFFICIAL LETTERS 1004 and 1065 , this argument clashes with the fundamental criterion of "Relevance and Faithful Representation" of the Conceptual Framework for Financial Reporting and with the IFRS indicated in said official letters . Furthermore, it is observed that there is no causal link between paying the "HOLCIM EXPENSES" and/or the consultancies for the sale of its parent company and the operability of the cement company . Charging these expenses to CEMPACASMAYO is, or would be, technically an extraction of value from the corporate cash to subsidize obligations of the controlling shareholder ASPI, which infringes the IFRS and the standards cited in OFFICIAL LETTER 1004 . 4. REGARDING THE USE OF THE WORD «MILLIONAIRE» HOLCIM EXPENSES This concern of CEMPACASMAYO lacks a legal basis, as the word does not prejudge the legality of the expense ; it only confirms its materiality . An expense can be "millionaire" and legal, or "millionaire" and illegal ; the word "millionaire" only indicates the size, not the nature of the act .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 9 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” The word "Millionaire" does not have or contain a value judgment . According to the most used and accepted dictionaries, the term is purely descriptive of a quantity ( 77 . 6 Million) . There is no definition in Spanish lexicography or linguistics that links "Millionaire" with "illegal" or "incorrect" or any other meaning with a negative or positive charge . Furthermore, in financial and securities market language, words have a denotative function (literal, objective, and precise use of words to refer to reality), not a connotative one (subjective, expressive, or figurative meaning that suggests emotions) . The word "Millionaire" derives directly from the noun "million . " Thus, if an expense is 77 . 6 Million, the term "Millionaire" is a category of magnitude, just as saying that a 77 - story building is "tall" or that the ocean is "vast" or "deep . " it is not an opinion ; it is an intrinsic property of the object or what is being referred to . If CEMPACASMAYO considers that the SMV cannot use the term "Millionaire" to refer to 77 . 6 Million, it would be prohibiting the supervisor from using basic mathematical logic and the Spanish language . Objectivity does not consist of using euphemisms, but of describing reality as it appears in the facts, and 77 . 6 Million is more than 07 tens of millions and is clearly a millionaire figure . It is contradictory for CEMPACASMAYO to allege a possible "confusion and concern" over the word "Millionaire," when the true source of confusion for the market is how 77 . 6 Million of the resources belonging to all shareholders have been destined to pay the expenses of a single shareholder, the controller ASPI . Arguing about the use of the word "Millionaire" when 77 . 6 Million is owed to CEMPACASMAYO, while the latter shows a stance of defending one of its shareholders instead of 10 Million people and 10 Thousand shareholders, should not distract anyone . The word "Millionaire" is not an epithet, but an essential factual descriptor, and the term even falls short given the magnitude of the facts . In effect, the term "Millionaire" is the minimum possible descriptor for 77 . 6 Million . In fact, since the figure exceeds 07 tens of million, the word " Multimillion " is even more rigorous from the point of view of the hierarchy of values . Therefore, the 77 . 6 Million of the HOLCIM EXPENSES are Millionaire and it is more appropriate to refer to them as MULTIMILLION, and this should not sensitize or worry CEMPACASMAYO . In this way, it is reasonable to maintain that CEMPACASMAYO resistance is not a defense of its procedural rights, but a resistance to transparency and a violation of the investor protection . Alleging "defenselessness" against a requirement of truthfulness is a legal contradiction since the right to report inaccuracies does not exist . The SMV has the legal and constitutional obligation to persist in the requirement for the reversal of expenses and restoration of EBITDA and Revenue . Not doing so would mean allowing the controlling shareholder to use the financial structure of CEMPACASMAYO for his personal benefit, causing harm to millions of people .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 10 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” The action of the SMV is, consequently, impartial, objective, respectful of due process, and strictly adherent to constitutionality, being the only way to preserve the integrity of the Peruvian Securities Market . REGARDING THE PRELIMINARY QUESTION OF CEMPACASMAYO ON DAMAGE TO THE MARKET DUE TO PREMATURE DISCLOSURE OF INCOMPLETE INFORMATION III. 1. THERE IS NO "DAMAGE DUE TO TRANSPARENCY" AND THERE IS A DUTY OF IMMEDIATE DISCLOSURE CEMPACASMAYO states that the SMV's requirement to disclose OFFICIAL LETTERS 1004 and 1065 is "premature" and "harmful . " This argument has no legal support in Securities Market Law for three fundamental reasons : a. The Material Event is questioned : According to Article 30 of the TUO LMV and the Regulations for Material Events, the relevance of information does not depend on whether the company agrees with it, but rather on its capacity to influence the decisions of a sensible investor . Thus, the fact that the supervisor detects a potential distortion in EBITDA and revenue, as well as a series of contradictory expressions without documentary support regarding information that has been classified as relevant by CEMPACASMAYO itself, is an objective fact whose concealment violates transparency and the legal mandates cited above . b. Confidentiality does not apply to Inspection in this case : CEMPACASMAYO has no right to "manage" the timing of the truth and would intend for the supervisor to act under "investigative secrecy" until it prepares a response or constructs its arguments . However, Article 10 of the TUO LMV imposes the principle of opportunity . In the securities market, information is not revealed when the company is "ready" or "comfortable," but when the event occurs . The market has the right to know the findings or evidence of non - compliance with relevant matters detected by the supervisor in a timely manner — in the best of cases, almost in real - time — and not a "postponed" version until a "media strategy" is prepared, because that is what the issuer considers or deems convenient, which would also constitute an improper withholding of information . c. In reality, the "Damage" is the concealment of information and not its disclosure. Financial damage is not caused by the SMV with its requirement to report to the market ; rather, it is caused by the company by generating a reduction in income of several tens of millions, S/ 77 . 6 Million, by paying expenses of its controlling shareholder ASPI . The transparency of the SMV is a risk mitigation mechanism so that investors do not operate or decide blindly .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 11 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” 2. THE PREFERENTIAL PROTECTION OF THE TRUTH All of CEMPACASMAYO's arguments regarding an alleged harm caused by the publicity of the official letters in question clash with rights of a higher hierarchy in Kelsen's pyramid, such as the right to the truth . Likewise, CEMPACASMAYO alleges that transparency imposes an "operational burden" on it and harms shareholders . This argument lacks any legal basis and is at odds with its own responsibility, for if a “ media reaction ” exists, it is the consequence of its decision to pay the expenses of its controlling shareholder, ASPI, with its own funds, which also belong to all of its minority shareholders . , and they are not an effect of the fulfillment of its duty to inform the market . The authority does not create the contingency ; on the contrary, it identifies it and exercises its powers to ensure compliance with its duties . Furthermore, the truth does not damage the market, while the lack of truth does . The securities market rewards transparency, even when the news is not entirely positive . What destroys equity in the long term is the late discovery of accounting irregularities (such as the "Enron Case") . The SMV, by requiring disclosure, is protecting the efficiency of the market . Therefore, CEMPACASMAYO's argument about "badly executed transparency" is legally unsustainable . Pretending that the supervisor must wait for the "okay" of the audited issuer to inform the market about a material misstatement in its financial statements and a series of contradictions that indicate inaccuracies, is to nullify the essence of the Securities Market . In accordance with the provisions of numeral 2 . 4 of article 2 of the Constitution and the STC 00009 - 2014 - PI/TC, truthful information does not admit "waiting times" for corporate convenience . The "damage" alleged by CEMPACASMAYO does not stem from the disclosure of OFFICIAL LETTERS 1004 and 1065 , but rather from its own conduct in recording third - party obligations as its own . The SMV, by demanding publicity, does not generate uncertainty, but rather fulfills its legal mandate to ensure the transparency of information and the protection of the investor ; furthermore, it contributes firmly to the protection of pension savings for 10 million affiliates of the SPP . Therefore, transparency is not a "burden," it is the constitutional guarantee of a fair market. REGARDING THE "ANTECEDENTS AND QUESTIONS ON THE NATURE OF THE EXPENSES QUESTIONED IN THE OFFICIAL LETTER" On page 5 of HI - 17 - 03 - 26, CEMPACASMAYO has reported: IV.

PERÚ Ministerio de Economía y Finanzas | SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de laDemocracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

IMAGE B

2. <u>Background and issues regarding the nature of the expenses questioned in the Official Letter</u>

Before addressing each specific requirement, we consider it crucial to make a conceptual clarification that is essential for the correct understanding of the nature and legitimacy of the Expenses associated with the Transaction.

The S/77.6 million recorded in the account "Expenses associated with the Holcim acquisition" (the "<u>Expenses associated with the Transaction</u>") comprise two substantially different categories in terms of their legal, economic, and accounting nature:

(a) *First category: Compensation payments*

This category includes payments to the CEO and the Company's Senior Management. It is vital to highlight that these payments constitute, by far, the majority portion of the Expenses associated with the Transaction and present the following characteristics:

(i) Regarding the bonus to the CEO

The payment made to the CEO constitutes compensation for his outstanding performance in generating company growth and increasing profitability throughout his entire tenure, and for the purpose of persuading him to continue working for the Company until his normal retirement age of 65, the accrual of which was subject, among other conditions, to the payment condition relating to a change-of-control operation of the Company. It does not constitute, under any circumstances, a "golden parachute" or a termination benefit of an indemnitory nature (as detailed in the Official Letter), since:

- The CEO's employment contract remains in effect to date and will remain in effect at the time the change of control becomes effective;
- There has been no termination, resignation, or end of the employment relationship; and
- The bonus was established prior to the Transaction.

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PERÚ | Ministerio de Economía y Finanzas | SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de laDemocracia"

It should be noted that the CEO's contractual agreement that supports the aforementioned bonus was negotiated, agreed upon, and signed by representatives of the Company who held sufficient powers to create valid and enforceable obligations for the Company.

(ii) Regarding the bonus to Senior Management (other than the CEO)

The payment of the bonus to the principal executives (top management) is of an extraordinary nature and was granted for the purpose of incentivizing the retention of said executives in the Company following the public announcement of the Transaction on December 16, 2025. Its amount constitutes a very minor percentage of the Expenses associated with the Transaction.

(b) *Second category: Payments to external advisors*

This category includes certain fees of legal, tax, and financial advisors who participated in the Transaction. As stated in the Material Event dated March 3, 2026

("HI-03/03/26"), these expenses benefit all of the Company's shareholders, as they are necessary to ensure the correct structuring of an operation that will strengthen the company's strategic position.

It is relevant to note that the assumption of expenses of this nature by the target company in the context of mergers and acquisitions (M&A) operations is a widely recognized and widespread practice in the most developed capital markets in the world, including the United States, the United Kingdom, the European Union, and various Latin American countries.

Furthermore, the aforementioned compensations fulfill essential functions in the context of M&A operations given that, primarily, they guarantee the retention of key executive talent during the period of uncertainty that accompanies a change-of-control transaction.

It is important to emphasize, regarding the bonus granted to the CEO, that it does not correspond to a discretionary payment granted on the occasion of a particular transaction, but rather is a pre-existing contractual obligation validly agreed upon between the Company and the CEO. We reiterate that said agreement was established prior to any negotiation with Holcim.

International practice typically includes, as target company expenses, legal advisor fees, tax advisors for contingency assessment, financial advisors for the preparation of information, and, in many cases, compensation to key executives derived from existing contracts that may be triggered by change-of-control operations.

Consequently, the compensation payments—which represent the absolute majority of the Expenses associated with the Transaction—in no way constitute benefits in favor of the selling shareholders of ASPI. On the contrary, they correspond to the Company's own labor and contractual obligations, derived from compensation schemes previously established and duly approved by the competent bodies.

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

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PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 14 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” In this regard, as verified in IMAGE B and in the material events of the reference, especially HI - 22 / 12 / 25 , HI - 03 / 03 / 26 , and HI - 17 - 03 - 26 , the following facts are established : A. REGARDING THE COMPENSATORY NATURE AND THE BONUS TO THE CEO Considering that the respective supporting documentation has not been provided and that the information provided is insufficient and contradictory ; it is now apparent that CEMPACASMAYO says that the absolute majority of the Multimillion - dollar HOLCIM EXPENSES are a Labor Benefit and not a Transaction Cost for its controlling shareholder ASPI . As pointed out in OFFICIAL LETTER 1004 , the IFRS Conceptual Framework defines expenses as decreases in assets that are not related to distributions to an equity participant . A bonus that is "triggered" by a change of control of the shareholders is not a necessary operating expense for the production of cement ; it is a transfer of value from the company to the CEO (an executive) to facilitate a transaction for the controlling shareholder . CEMPACASMAYO argues with emphasis that "It is not a Golden Parachute" ; because the contract with its CEO, Mr . Nadal, remains in force ; which is an irrelevant argument ; given that in the literature on M&A, extraordinary payments to executives, linked exclusively to a change of control, are a cost of the transaction . Yes, as CEMPACASMAYO says, the payment of the bonus to its CEO is for his "outstanding performance during his management of more than 15 years," the accrual should have occurred annually under the application of IAS 19 , and not wait for a possible sale of shares by the controlling shareholder ASPI to only then recognize that Multimillion - dollar payment in full . B. REGARDING PAYMENTS TO EXTERNAL ADVISORS As noted in OFFICIAL LETTER 1004 , and considering that the Transaction has not yet been consummated, IFRS 3 is categorical in stating that : 'Acquisition - related costs are costs incurred by the acquirer ... The acquirer shall account for them as expenses . " Therefore, even when the Transaction between ASPI and Holcim has not materialized, it is clear that CEMPACASMAYO is going to be the acquired company .

PERÚ Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 15 de 25 Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” That CEMPACASMAYO pays the advisors of a transaction where the beneficiaries are ASPI (seller) and Holcim (buyer) is a transgression of the Reporting Entity principle of the IFRS Conceptual Framework . Furthermore, regarding CEMPACASMAYO ’ s unsubstantiated assertion that the 'assumption of expenses of this nature by the target company (target) in the context of merger and acquisition transactions constitutes a widely recognized and prevalent practice in the most developed capital markets in the world ( ... )', it must be emphasized that 'market practice' does not take precedence over the aforementioned regulations, much less so an improper practice . In public companies (with securities registered in the RPMV and listed on the Stock Exchange), the use of the company's cash for the business purpose of the controlling shareholder without a basis of direct causality with the company's income is an indication of abuse of corporate rights and other possible legal transgressions . C. NON - COMPLIANCE WITH THE REQUIREMENT FOR TRUTHFUL INFORMATION The HI - 22 / 12 / 25 of CEMPACASMAYO contains non - truthful information : To deny the hiring of advisors when it admits that those advisors "participated in the transaction" and were paid with CEMPACASMAYO's cash is a very serious infraction . It also does not seem plausible to later allege that "at that time it was not known," since the advisory contracts and the agreement with the CEO (which it is repeated is "pre - existing" or "prior") was already in the possession and was of the knowledge of the administration, the CEO, and possibly many more people . D. LACK OF SUFFICIENCY AND DOCUMENTATION CEMPACASMAYO states that the bonus payment to its CEO is a "pre - existing contractual obligation," however: It DOES NOT present the CEO's contract with the specific clause . It DOES NOT present the Board of Directors' minutes from previous years where this "bonus" scheme was approved . It DOES NOT nominally break down who received the "Senior Management" bonus . It DOES NOT attach the invoices and other documentation of the legal/tax/financial advisors to verify to whom those services were actually rendered or who the client was ( ¿ Pacasmayo or ASPI?) . It has introduced a new phrase "main executives" or "top management" who would not be all of its managers, but whom it also does not identify, and only indicates that the payment made to them constitutes a much lower percentage of the HOLCIM EXPENSES . E. LACK OF TIMELINESS The expense of S/ 77 . 6 Million with a relevant effect on the company's income should have been reported to the market at the moment in which the Board of Directors of CEMPACASMAYO approved the assumption of the expense, and not be "discovered" by the supervisor in February 2026 through the notes of the Financial Statements . Regarding this last point, the GUIDE develops a series of arguments .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 16 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” In summary : CEMPACASMAYO has recently reported that its CEO and Director has a MULTIMILLION - DOLLAR bonus linked to the sale by the owner, which is a conflict of interest that was not only not revealed in the 2024 and 2025 Good Corporate Governance Reports, but was denied by marking "NO" on severance agreements for change of control . CEMPACASMAYO has admitted that it paid external advisors that it previously claimed to have not hired or to be unaware of . CEMPACASMAYO intends to justify the Multimillion - dollar expense by alleging supposed "market practices" that do not take priority over the IFRS and norms cited in the SMV official letters . In this regard, it is necessary to indicate that the SMV, which participates as a supervisor in the procedures linked to processes of change of control of Issuers since at least 1995 , has no knowledge of that type of practices to which CEMPACASMAYO refers and normalizes . Notwithstanding the foregoing, within the framework of due process and for transparency, it is necessary to indicate that the SMV has received a request for information from Congress regarding the matters of the present official letter, which I communicate to you so that you are aware of the implications of said request for the purposes of your attention to the requirements that information be truthful, sufficient, and timely : IMAGE C

PERÚ Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 17 de 25 Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” Under all those previous considerations, the second reiteration of requirements for information is formulated below: V. R EQUIREMENTS OF OFFICIAL LETTER 872 , OFFICIAL LETTER 1004 y OFFICIAL LETTER 1065 THAT HAVE NOT BEEN RESPONDED TO BY CEMPACASMAYO, OR WHOSE INFORMATION WOULD BE INCOMPLETE OR INSUFFICIENT, INACCURATE, AND NOT BE TIMELY 1. Requirement 1 : Report the detail of the composition of the cited "Expenses associated with the Holcim acquisition" of the 2025 Consolidated Financial Statements and 2025 Separate Financial Statements of CEMPACASMAYO, specifying the date on which they were incurred or accrued for each of the concepts that comprise them . CEMPACASMAYO has not reported the detail of the expenses that make up each one of the 04 concepts that it has indicated ( 1 . Legal advisor fees, 2 . Tax advisor fees, 3 . Financial advisor fees, and 4 . Payment to Senior Management) ; which total the HOLCIM EXPENSES for S/ 77 . 625 Million and/or S/ 75 . 939 Million , nor has it reported the date on which they were incurred and/or accrued as well as the detail of the expenses that make up those 04 major concepts . In accordance with what was stated in the arguments of the aforementioned Official Letters and with what was stated in the present document, the right to truthful information is a superior good to any other, especially when it concerns the pension funds of 10 million people and 10 thousand minority shareholders .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 18 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” Consequently, given the evidenced lack of transparency, the contradictions in the material events information of the reference, the change of arguments, the inaccuracies in information, and the lack of complete and timely information, none of the requests for detailed information or supporting documentation is arbitrary as CEMPACASMAYO indicates . The need for the supervisor and the market to have said information has been justified, even more so considering the requests and questioning from the 04 AFPs . In that sense, it is reiterated for a second time that CEMPACASMAYO has not reported: (i) To which persons in Senior Management and advisors payments were made, and the respective amount for each of them . CEMPACASMAYO has expressly stated that it has paid bonuses to its Senior Management for an approximate amount of S/ 77 . 6 million, and has photos of its main directors and managers published on its website . In that sense, if there were any risk regarding personal data protection, physical or patrimonial security, or other, it would have been CEMPACASMAYO itself who generated those risks, and not a request for information for the sake of transparency . In any event, should CEMPACASMAYO deem it appropriate to protect the details or itemization of certain requested information, within the framework of legal compliance, it may well submit said information in the same manner as it did regarding the payments made in 2025 to its external auditor, EY . CEMPACASMAYO should not evade compliance with the regulatory framework or prevent the exercise of the SMV's powers and duties to ensure transparency of information and investor protection . This is even more critical if the information requirements are also related to the protection of the pension funds of 10 million people and 10 thousand minority shareholders, and to the requests of the 04 AFPs . It should b e noted that in the certified c op y of the Board Meeting minutes dated November 17 , 2 0 2 5 (Annex 1 of HI - 17 / 03 / 26 ), although it is d e d u c e d that directors Mr . Raimundo Morales Dasso, Ms . Ana Mar í a Botella Serrano, a n d Mr . Esteban Chong Leon, after a brief deliberation ; unanimously agreed (the 3 of them) that u p o n the signing of "THE AGREEMENTS" to finalize the potential "Transaction," the compensation paid to Mr . Nadal b y virtue of the agreement signed with the company, recognizing that this payment corresponds to a contractual obligation a ss u m e d b y the c o m p a n y beforehand, a n d that it d o e s not arise from the documents that m a y eventually b e signed for the potential transaction . IMAGE 1

PERÚ Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 19 de 25 Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” As can be seen in IMAGE 1 , it is powerfully striking that the Board or the 03 mentioned directors of CEMPACASMAYO approve the "Compensation" for Mr . Nadal but the amount being approved is not indicated . In this regard, for the sake of transparency and investor protection, they are required to report the reasons for that omission as well as to present the technical reports evaluated by the directors to approve said "Compensation . " No specific information has been reported regarding the prior contractual obligation with the persons in Senior Management mentioned, nor regarding the determination of the amounts of the respective obligations ; No information has been reported regarding the parties to the respective contract or the content of the document supporting such prior contractual obligation ; No information has been reported regarding which competent body of the company and which persons approved ALL those agreements and contracts that generated the prior contractual obligation with the persons in Senior Management and on what date they were agreed upon and signed ; The technical reports submitted to the Board for the approval of the hiring and payment of legal, tax, and financial advisors have not been reported or presented, and nothing is said regarding the respective amount, and other supporting documentation for the hiring and payment . (ii) (iii) (iv) (v) (vi) Nothing has been reported regarding the main terms of the prior obligation with Senior Management and the respective document,

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 20 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” (vii) (viii) It has not been reported in what way the SPA or another event has triggered CEMPACASMAYO to have to make that multi - million payment to its Senior Management ; CEMPACASMAYO has acknowledged that it did not inform the market about the existence of that prior obligation with its Senior Management for what it mentions, but it has not supported the report or document containing the evaluation carried out, nor has it informed for what reasons in the 2024 and 2025 Corporate Governance Report it denied that "Severance agreements for executives/officers as a consequence of changes following a takeover and/or corporate reorganization" existed ; It has also not reported on the existence or absence of other prior obligations not reported to the market, which would have the effect of reducing CEMPACASMAYO's free cash flow, the company's income, and equity ; (ix) No information has been reported on whether it is an appropriate and reasonable payment within the framework of good corporate governance practices, since the CEO's indicators and figures mentioned in HI - 17 / 03 / 26 are not good corporate governance practices, which it claims to apply on its website and in its annual reports ; Likewise, regarding its statements about the payments for advisory services for the ASPI - Holcim Transaction, in the sense that they are consistent with market practices for operations of this nature, they bear no relation to the request made, and what was previously indicated regarding these payments must be considered ; No information has been reported regarding the legality of the prior agreements or obligations related to the payments to its Senior Management . What has been expressed by CEMPACASMAYO are merely statements that would not be supported by regulations, and in addition, no legal analysis reports or reports of any other kind have been presented, even though advisors were hired for the Transaction . It has not reported on the compliance of said prior agreements with the legal mandate provided in literals and b) of article 51 of the LMV . It has not reported on the compliance of said prior agreements with the provisions established in the LGS (General Corporations Act) that are expressly cited in OFFICIAL LETTER 1004 ; It has not supported with documentation the reasons, specific legal grounds, and all its statements in relation to the recognition by CEMPACASMAYO of the HOLCIM EXPENSES . (x) (xi) Therefore, all this information must be disclosed in a complete and timely manner by CEMPACASMAYO, all the more so if it is relevant information for its minority shareholders, for the pension funds, and is related to its separate and consolidated financial statements as of December 31 , 2025 , which have been presented for approval on March 24 or 31 , 2026 by its Annual Mandatory Shareholders' Meeting .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 21 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” 2. Requirement 2: Report on the nature of said expenses or what each of such expenses consists of (i) (ii) Supporting documentation that backs up its statements that the multi - million - dollar HOLCIM EXPENSES are operating expenses or expenses of CEMPACASMAYO. Its comments and/or reasoned and documented explanations regarding the observations previously formulated in relation to its response to this requirement. Regarding the alleged overstepping of the SMV's powers, it has been demonstrated with regulations that such an idea and/or assertion lacks legal support and reality . (i) (ii) 3 . Requirement 3 : Report on the reasons why each of the concepts of said expenses (the composition of the response to numeral 1 ) has been recognized in the accounting and in the Financial Statements (FS) of CEMPACASMAYO as being the target company, or what is going to be purchased as a result of the negotiations between the majority shareholders of ASPI S . A . and Holcim Ltd . Supporting documentation that backs up its statements in its response to this requirement, including the reference that this type of recognition of multi - million - dollar expenses by the target company of a transaction not yet materialized is a standard and recurrent practice in the national and international markets for operations of this magnitude and complexity ; and that such practice guarantees the closing of the same under optimal conditions of efficiency and legal security, which will redound to its own benefit . In this regard, the 02 texts on compensations and retention programs cited and transcribed do not indicate anything about the statements of CEMPACASMAYO in the sense that it is a practice of the market that the target company assumes the costs of a change of control transaction . Worse still, because those texts refer to severance pay, and CEMPACASMAYO has stated that these are not retirement bonuses . On what date those agreements were adopted and when they were reported as material events and in what other information. Considering the statements of CEMPACASMAYO, no reports have been presented on the evaluation carried out to conclude that a payment of S/ 77 . 6 million was not relevant and did not qualify as a material event ; and in addition, considering what is indicated in the GUIDE, report the reasons why this information has not been communicated as a separate and independent material event until now . (iii) How the technical reports were proposed and submitted for evaluation and approval by said bodies. Considering the statements of CEMPACASMAYO on this requirement, report and/or confirm if in all the agreements of its Board of Directors related to the Holcim Expenses, there are NO technical reports that have been prepared for the evaluation of the Board in order to obtain its approval . If there are no technical reports, explain how the topics were proposed and under what criteria or information these Board agreements were adopted in each case .

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 22 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” (iv) What technical reports and supporting documentation did those administrative bodies evaluate to convince themselves that their decision is based on the creation of long - term value for the company or to maximize the value of CEMPACASMAYO . It is worth noting that this is a relevant requirement since CEMPACASMAYO has repeatedly stated, especially in HI - 03 / 03 / 26 , about this creation of long - term value through the recognition of these HOLCIM EXPENSES, but has not supported models, indicators or numbers, or anything . (v) Supporting documentation of its statements in the sense that that payment to its Senior Management is not a discretionary expense nor an extraordinary bonus derived from the negotiation of the Transaction, and that said payment is rather based on a scheme of incentives for performance and management results . No supporting documentation has been presented, except for the certified copy of the Board minute. (vi) Supporting documentation of its comments and/or statements regarding the observations previously formulated in relation to its response to this requirement . 4 . Requirement 4 : The supporting documentation of its comments and/or statements regarding the observations previously formulated in relation to its response to this requirement, in the sense of why the expenses associated with the acquisition of CEMPACASMAYO by Holcim — whose negotiation CEMPACASMAYO has declared to be unaware of and that it has only contributed by providing information within the framework of due diligence — have been recognized by CEMPACASMAYO itself, which would be a contradiction. 5. Requirement 5: The supporting documentation of its comments and/or manifestations regarding the observations previously formulated in relation to its response to this requirement, which refers to a report on the IFRS that supports the recognition and measurement of said expenses in the accounting and in the Financial Statements (FS) of CEMPACASMAYO . 6. Requirement 6: The supporting documentation of its comments and/or manifestations made in relation to this requirement . 7. Requirement 7: Regarding the auditing procedures applied by EY to the cited "Expenses associated with the Holcim acquisition" (i) The supporting documentation of EY's requirements relative to the 05 main procedures applied that it has detailed. (ii) Its comments and/or reasoned and documented explanations regarding the observations previously formulated in relation to its response to this requirement. 8. Requirement 8 :

PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 23 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” The supporting documentation of its comments and/or explanations regarding the lack of communication of the HOLCIM EXPENSES as an autonomous material event. 9. Requirement 9: Attach all the supporting documentation that evidences and backs up its responses or statements. « NEW REQUIREMENTS OF OFFICIAL LETTER 1004 » ARE REITERATED AND NEW REQUIREMENTS ARE FORMULATED CEMPACASMAYO is reiterated to provide the following information and documentation: 1. Based on what is stated in OFFICIAL LETTER 1004 and in the present document — in compliance with IFRS and legal norms — CEMPACASMAYO is required to reverse the HOLCIM EXPENSES; and record the disbursement, if it has been executed, as an Account Receivable from ASPI. It is required that CEMPACASMAYO timely issue new information as material events and financial information, rectifying the information disclosed; so that the market and its Shareholders' Meeting have truthful information, in accordance with IFRS and information that complies with the legal mandates cited previously. CEMPACASMAYO is required to report the estimated date on which it will rectify the disclosed information and the date on which it will disclose it to the market. 2. Supporting documentation of its statements made regarding the requirement referring to "Report and/or explain the grounds for which the information disclosed about its Corporate Governance and its Code of Conduct is consistent and complies with the facts and possible non - compliances previously stated in relation to the recognition in its accounting and FS of the multi - million - dollar HOLCIM EXPENSES, considering that the Transaction has not yet materialized . " Likewise, it is required to present documentation supporting its arguments regarding the manner in which the existence of situations of possible conflicts of interest on the part of its controlling shareholder ASPI and/or Mr . Hochschild, who is the selling party of the Transaction that has generated these multi - million - dollar expenses, was resolved ; as well as the possible situation of conflict of interest of the independent audit firm EY, which has acted as a paid advisor in the Transaction and has issued an unqualified opinion on its 2025 EEFF . It is required to attach all the corresponding supporting documentation and not only what EY says . 3. Report and/or explain the grounds for which the assumption of the multi - million - dollar HOLCIM EXPENSES and/or the payments made to its Senior Management and/or Board of Directors do not infringe the legal mandates established in literals b) of article 51 of the LMV . It is required to attach ALL the corresponding supporting documentation . 4. Report and/or explain the grounds for which the assumption by CEMPACASMAYO of the multi - million - dollar HOLCIM EXPENSES and/or the payments made

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

to its Senior Management and/or Board of Directors, and the respective agreements observe and do not infringe the legal mandates of the LGS (General Corporations Act) cited previously.

It is required to attach the corresponding supporting documentation.

5. Regarding its external auditor EY, report ALL services, advisories, or any paid act provided to the companies of the CEMPACASMAYO economic group or its affiliates, specifying the dates that covered such services, advisories, or acts and the amount paid for each one of them.

   Only what corresponds to 2025 has been presented. According to the information provided by CEMPACASMAYO itself, the firm EY and/or its representatives in Peru have provided services to them at least since 2002, that is, **for 24 years**.

6. Report if any person other than the 04 AFPs has presented any information request or claim related to the multi-million-dollar HOLCIM EXPENSES or with the material events of December 16, 2025; December 22, 2025; February 12, 2026; March 3, 2026; and March 17, 2026.

7. Report whether, regarding the points and matters of OFFICIAL LETTERS 1004 and 1065, as well as the material events of reference, CEMPACASMAYO will provide more information at the Annual Mandatory Shareholders' Meeting convened for March 24 or 31, 2026.

8. Report in detail if CEMPACASMAYO has reported in the U.S. market and in any other where its common shares or representative values of such shares are negotiated, the material events of: 12/16/25, 12/22/25, 03/03/26 and the 02 HI-13/03/26, specifying the means of communication and disclosure; and if applicable, the respective web link.

   In the event that any of those material events has not been reported, please explain and support the reasons for it.

9. Report if Holcim Ltd. or any company of its economic group knows about the S/ 77.6 million of the **HOLCIM EXPENSES**, and about the payment of the referred bonus to its CEO and its Senior Management.

   If Holcim or its economic group knows of such payments, report if it has issued any pronouncement, attaching it.

   If Holcim or its economic group DOES NOT know about such payments, report the reasons for it, and attach the supporting documentation.

10. CEMPACASMAYO has declared that it reserves the right to assert its objections in the corresponding instances and considering that CEMPACASMAYO itself has generated all these information requests due to its lack of transparency, it is required to expand or clarify such expressions in that sense.

11. Attach all supporting documentation that is necessary to evidence and support its responses.

12. In the event that the facts, analysis, and conclusions previously set forth are not precise, please clarify them in a detailed and documented manner.

13. Report on any other information and/or additional supporting documentation related to the matters of the present requirement.

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PERÚ Ministerio de Economía y Finanzas Av. Pa s eo de la Re pú bl i ca 3 617 S a n I s i dr o C entr a l : 610 - 630 0 www.smv.gob.pe Página 25 de 25 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” The present request must be addressed within a maximum period of two (02) business days , counted from the business day following the notification of the present official letter, through the corresponding route of "Material Events" ( Hechos de Importancia ) of the MV Net System . Furthermore, CEMPACASMAYO must include in its communication of response to the information requirements, a copy of the present official letter , under warning that the SMV will proceed with its respective disclosure, pursuant to the provisions of article 27 , numeral 27 . 1 , of the Material Events Regulations . Finally, your company is reminded that, in compliance with the cited regulations, it must fulfill its obligation to keep the market informed regarding every act, fact, or set of circumstances with the capacity of significant influence, and must take the necessary measures to ensure the fulfillment of the obligations stemming from the regulations of the securities market, as well as to address the requirements made by the Superintendency of the Securities Market . It is necessary to point out that the failure to address such requirements is a conduct liable to sanction in accordance with the provisions of the Regulations on Sanctions, approved by SMV Resolution No . 035 - 2018 - SMV/ 01 . Without further ado, I remain yours truly. Sincerely, Alix Godos General Superintendent General Superintendency of Conduct Supervision EGLL/MP/RPG With copy to: Sr. Sergio Espinosa Chiroque; Superintendente de Banca, Seguros y AFP Sr. Javier Eduardo Franco Castillo, Superintendente Nacional de la SUNAT Sr. Mariano Álvarez de la Torre Jara, Gerente General AFP HABITAT Sr. Aldo Ferrini Cassinelli, Gerente General AFP INTEGRA Sr. Sergio Vélez Montes, Gerente General PRIMA AFP S.A. Sr . Carlo Castoldi Crosby, Gerente General PROFUTURO AFP Sr . Humberto Nadal del Carpio, CEO de Inversiones Aspi S . A . Sr . Norberto Ledea, CEO Holcim Perú Bolsa de Valores de Lima S . A .